Exhibit 99.4

UNOFFICIAL TRANSLATION

EXPLANATION TO THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

ASML HOLDING N.V.

This document contains an explanation in respect of the proposed amendments to the articles of association of ASML Holding N.V. (the “Articles of Association”) in connection with the customer co-investment program as announced on 9 July 2012 (the “Customer Co-Investment Program”).

This document only describes the provisions to be amended. Those parts of the Articles of Association which do not need to be amended will not be described in this document.

This document should be read in conjunction with the shareholders’ circular which has been prepared by ASML Holding N.V. for its shareholders (the “Shareholders’ Circular”). The Shareholders’ Circular contains (i) a comprehensive explanation to the Customer Co-Investment Program; (ii) explanatory notes to the items included in the agenda for the extraordinary general meeting of shareholders of ASML Holding N.V., to be held on September 7, 2012 in Veldhoven and (iii) an extensive explanation of the Synthetic Buyback which will be effectuated with the execution of the proposed amendments of the Articles of Association.

Capitalized terms in this document refer to definitions used in the Shareholders’ Circular. In case of any difference in interpretation between the Shareholders’ Circular and this triptych, the language of the Shareholders’ Circular will be decisive.

AMENDMENT 1

PRESENT PROVISIONS TO BE AMENDED IN ARTICLES OF ASSOCIATION ASML HOLDING N.V.		PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION ASML HOLDING N.V.		EXPLANATION

Share capital and shares.		Share capital and shares.
Article 3.		Article 3.

3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into seven hundred million (700,000,000) ordinary shares (“ordinary shares”) and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.	3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09).	A specific class of ordinary shares M will be created for the participants in the Customer Co-Investment Program. The ordinary shares of the other shareholders will be converted into ordinary shares A. For a more detailed description, reference is made to paragraph 3.2.4.1 of the Shareholders’ Circular.

3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

		3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.	The ordinary shares A and the ordinary shares M will be treated in the same way, unless explicitly provided otherwise.

Profit and loss; distributions.		Profit and loss; distributions.
Article 40.		Article 40.

40.1.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of Shareholders shall be authorized to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to the “share premium reserve”.	40.1.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of Shareholders shall be authorized to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to the “share premium reserve”.

40.2.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1 and article 41 in the form of the issuance of shares.	40.2.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1 and article 41 in the form of the issuance of shares.

40.3.	Distributions charged to the “share premium reserve” referred to in this article 40, paragraph 1, can also be made to the benefit of the ordinary shares A only or the ordinary shares M only.	Upon the Second Amendment and possibly upon the Fourth Amendment, the par value of the ordinary shares A shall be increased, which increase shall be charged to the general share premium reserve. The charging to the general share premium of a distribution to just one share class requires a provision in the Articles of Association to that effect.

Fractional shares
Article 48.

48.1.	Each ordinary share A consists of nine (9) fractional shares. Each fractional share represents one/ninth (1/9) portion of the value of an ordinary share A.	The provisions applicable to fractional shares were deleted erroneously in 2011. Since there are still fractional shares existing, this article will be re-introduced.

48.2.	Every fractional share shall be in registered form.

48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5 and 6 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals nine (9) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

48.6.	Every holder of a fractional share is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.

48.7.	In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals nine (9), then each time nine (9) fractional shares held by him shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.

AMENDMENT 2

PROVISIONS IN ARTICLES OF ASSOCIATION ASML HOLDING N.V. AFTER FIRST AMENDMENT		PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION ASML HOLDING N.V.		EXPLANATION

Share capital and shares.		Share capital and shares.
Article 3.		Article 3.

3.1.	The authorized share capital of the Company amounts to one hundred twenty- six million euro (EUR 126,000,000), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09).	3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—] euro and [—] eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.

The par value of the shares shall be increased by an amount to be determined by the Board of Management of at least EUR 5.97 per ordinary share A and at most EUR 12 per ordinary share A. For a more detailed description, reference is made to paragraph 3.2.4.2 of the Shareholders’ Circular.

The aforementioned maximum amount is included for technical reasons. Prior to the capital reduction pursuant to the Third Amendment, a capital reduction procedure will have to be completed. In connection with this procedure a maximum amount of capital reduction will have to be determined. ASML Holding N.V. does not, neither with including this maximum amount nor otherwise, in any way intend to give a forecast of the development of the shares price or the contributions to be made by the participants to the Customer Co-Investment Program.

3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.	3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.

General meeting of shareholders; votes.		General meeting of shareholders; votes.
Article 33.		Article 33.

33.1.	In the general meeting of shareholders each share confers the right to cast one vote.	33.1.	The number of votes that may be cast by a shareholder shall equal the multiple of one eurocent (EUR 0.01) included in the aggregate nominal amount of his shares.	Several share classes will be created with each a specific par value. The purpose of the amendments to article 33 paragraph 1 is to grant each shareholder votes pro rate the par value of its shares.

33.2.	Valid votes may be cast for shares held by a person who, for another reason than in his capacity as shareholder of the Company, would have been granted any right vis-à-vis the Company pursuant to the resolution to be adopted, or who would have been released from any obligation vis-à-vis the Company as a result thereof.	33.2.	Valid votes may be cast for shares held by a person who, for another reason than in his capacity as shareholder of the Company, would have been granted any right vis-à-vis the Company pursuant to the resolution to be adopted, or who would have been released from any obligation vis-à-vis the Company as a result thereof.	The increase of the voting rights attached to the ordinary shares A resulting from the increase of the par value of these shares, will be undone with the Fourth Amendment. Article 33 will however stay in place, in connection with the introduction of ordinary shares B with a par value of EUR 0,01 as per the Fourth Amendment.

AMENDMENT 3

PROVISIONS IN ARTICLES OF ASSOCIATION ASML HOLDING N.V. AFTER SECOND AMENDMENT		PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION ASML HOLDING N.V.		EXPLANATION

Share capital and shares.		Share capital and shares.
Article 3.		Article 3.

3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—] euro and [—] eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.	3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—]eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.

By means of this amendment of the Articles of Association, the par value of the ordinary shares A will be decreased with an amount no less than EUR 5.99 and no more than EUR 12 per ordinary share A. The decrease of the par value of the ordinary shares A will, in total, be equal to the Synthetic Buyback Distribution Amount. For a more detailed description, reference is made to paragraph 3.2.4.3 of the Shareholders’ Circular.

As already indicated with regard to the Second Amendment, with including a maximum amount, ASML Holding N.V. does not, neither with including this maximum amount nor otherwise, in any way intend to give a forecast of the development of the shares price or the contributions to be made by the participants to the Customer Co-Investment Program. Similarly, the above described maximum does not give a forecast of the amount to be repaid to the holders of ordinary shares A.

3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.	3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.

AMENDMENT 4

PROVISIONS IN ARTICLES OF ASSOCIATION ASML HOLDING N.V. AFTER THIRD AMENDMENT		PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION ASML HOLDING N.V.		EXPLANATION

Share capital and shares. Article 3.		Share capital and shares. Article 3.

3.1.	The authorized share capital of the Company amounts to [—] euro (EUR [—]), divided into five hundred sixty million (560,000,000) ordinary shares A (“ordinary shares A”) with a par value of [—]eurocent (EUR [—]) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocent (EUR 0.09) each.	3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into five hundred fifty-nine million nine-hundred ninety-nine thousand (559,999,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; nine thousand (9,000) ordinary shares B (“ordinary shares B”) with a par value of one eurocent (EUR 0.01) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.

By means of this amendment to the Articles of Association, the number of ordinary shares A will be decreased through a consolidation of shares. After such consolidation, the par value of the ordinary shares will be EUR 0.09. If the consolidation of the ordinary shares A will not directly result in a par value of EUR 0.09, the par value of the ordinary shares A will be increased to EUR 0.09 by charging the general share premium reserve. For a more detailed description, reference is made to paragraph 3.2.4.4. of the Shareholders’ Circular.

In addition to the above, a new share class will be created. The ordinary shares B can be obtained by exchange of (a part of) the fractional shares originated pursuant to the consolidation of shares.

3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A and ordinary shares M, unless explicitly provided otherwise.	3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A, ordinary shares B and ordinary shares M, unless explicitly provided otherwise.	The ordinary shares A, the ordinary shares B and the ordinary shares M will be treated in the same way, unless explicitly provided otherwise.

Fractional shares		Fractional shares and ordinary shares B.
Article 48.		Article 48.

48.1.	Each ordinary share A consists of nine (9) fractional shares. Each fractional share represents one/ninth (1/9) portion of the value of an ordinary share A.	48.1.	Each ordinary share A consists of such number of fractional shares as will be determined by the Board of Management, which number shall be recorded at the trade register within eight (8) days after such determination. The par value of an ordinary share A divided by the number of fractional shares as determined by the Board of Management, represents the par value of a fractional share.	The number of fractional shares into which 1 ordinary share A of EUR 0.09 will be divided shall be found by multiplying 1/9 (at the moment 1 ordinary share is divided into 9 fractional shares) with the consolidation ratio as further described in the Shareholders’ Circular. The quotient resulting from such multiplication will be adjusted to a quotient with the smallest denominator being a multiple of 9. The denominator resulting from such adjustment is the number of fractional shares into which 1 ordinary share of EUR 0,09 is divided. The multiple of 9 is chosen to ensure that a number of fractional shares representing exactly (1/9) of an ordinary share with a par value of EUR 0.09 can be exchanged for one ordinary share B.

48.2.	Every fractional share shall be in registered form.	48.2.	Every fractional share shall be in registered form.

48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.	48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5 and 6 of this article 48.	48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5, 6 and 7 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals nine (9) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.	48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attached to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals the number of fractional shares which constitute an ordinary share A or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

		48.6.	The (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled divided by the number of fractional shares which constitute an ordinary share A, represents the entitlement to the (interim) dividend and any other distribution of a holder of a fractional share.

48.6.	Every holder of a fractional share is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.	48.7.	Every holder of an ordinary share B is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.	Such a number of fractional shares which together represent the par value of 1/9 portion of an ordinary share with a par value of EUR 0.09 can be exchanged to one ordinary share B. In contrast to a fraction of an ordinary share, each ordinary share B entitles the holder thereof to cast one vote at the general meeting of shareholders.
		48.8.	With respect to the holders of ordinary shares B article 35 shall apply correspondingly.

		48.9.	At the written request to that effect made by a holder of ordinary shares A, the Board of Management shall resolve that each ordinary share A designated in the resolution will be converted into such number of fractional shares as determined by the Board of Management in accordance with paragraph 1 of this article 48. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.	The purpose of this article is to create the possibility to divide treasury shares into fractional shares and to transfer such fractional shares to holders of fractional shares after which such holder of fractional shares can exchange its fractional shares for an ordinary share A or an ordinary share B.

48.7.	In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals nine (9), then each time nine (9) fractional shares held by him shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.	48.10.	Leaving aside the situation referred to in paragraph 9 of this article 48, in the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him equals the number of fractional shares which constitute an ordinary share A, the fractional shares shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.

		48.11.	At the written request to that effect made not later than the thirty-first day of July two thousand and thirteen by a holder of at least one/ninth (1/9) of the number of fractional shares which constitute an ordinary share A, the Board of Management shall resolve that the number of fractional shares equal to one/ninth (1/9) of the number of fractional shares which constitute an ordinary share A, will be converted into an ordinary share B. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

If necessary the number of ordinary shares B included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares A included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

48.12.	Without prejudice to the provisions hereinbefore in this Article, the Board of Management shall resolve, at the written request to that effect by a holder of ordinary shares B, that each time nine (9) ordinary shares B will be converted and combined into one (1) ordinary share A. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.	A shareholder holding a (multiple of) nine ordinary shares B, may request the company to have each nine ordinary shares B converted into an ordinary share A.

If necessary the number of ordinary shares A included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares B included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

AMENDMENT 5

PROVISIONS IN ARTICLES OF ASSOCIATION ASML HOLDING N.V. AFTER FOURTH AMENDMENT		PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION ASML HOLDING N.V.		EXPLANATION

Share capital and shares. Article 3.		Share capital and shares. Article 3.

3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into five hundred fifty-nine million nine-hundred ninety-nine thousand (559,999,000) ordinary shares A (“ordinary shares A”) with a par value of nine eurocent (EUR 0.09) each; nine thousand (9,000) ordinary shares B (“ordinary shares B”) with a par value of one eurocent (EUR 0.01) each; one hundred forty million (140,000,000) ordinary shares M (“ordinary shares M”) with a par value of nine eurocent (EUR 0.09) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.	3.1.	The authorized share capital of the Company amounts to one hundred twenty-six million euro (EUR 126,000,000), divided into six hundred ninety-nine million nine hundred ninety-nine thousand (699,999,000) ordinary shares (“ordinary shares”) with a par value of nine eurocent (EUR 0.09) each; nine thousand (9,000) ordinary shares B (“ordinary shares B”) with a par value of one eurocent (EUR 0.01) each and seven hundred million (700,000,000) cumulative preference shares (“preference shares”) with a par value of nine eurocents (EUR 0.09) each.	The letter mark attached to the ordinary shares A and the ordinary shares M will be deleted with this amendment of the Articles of Association. The ordinary shares A and the ordinary shares M will be converted into ordinary shares. For a more detailed description, reference is made to paragraph 3.2.4.5. of the Shareholders’ Circular.

3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2.	Where in these articles of association reference is made to shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares A, ordinary shares B and ordinary shares M, unless explicitly provided otherwise.	3.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares and ordinary shares B, unless explicitly provided otherwise.	The letter marks attached to ordinary shares A and M will have lapsed. There will be only ordinary shares (without a specific letter mark attached to it) and ordinary shares B.

Profit and loss; distributions. Article 40.		Profit and loss; distributions. Article 40.

40.1.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of Shareholders shall be authorized to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to the “share premium reserve”.	40.1.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of Shareholders shall be authorized to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to the “share premium reserve”.

40.2.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1 and article 41 in the form of the issuance of shares.	40.2.	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1 and article 41 in the form of the issuance of shares.

40.3.	Where in these articles of association reference is made to ordinary shares, this shall include ordinary shares and ordinary shares B, unless explicitly provided otherwise.	V		The provision 40.3 included upon the First Amendment will be deleted. After the increase of the par value of the ordinary shares A by charging the general share premium reserve, as effectuated upon the Second Amendment and possibly upon the Fourth Amendment, this provision does no longer have a purpose. By deleting this provision the current situation will be restored.

Fractional shares and ordinary shares B. Article 48.		Fractional shares and ordinary shares B. Article 48.

48.1.	Each ordinary share A consists of such number of fractional shares as will be determined by the Board of Management, which number shall be recorded at the trade register within eight (8) days after such determination. The par value of an ordinary share A divided by the number of fractional shares as determined by the Board of Management, represents the par value of a fractional share.	48.1.	Each ordinary share consists of such number of fractional shares as will be determined by the Board of Management, which number shall be recorded at the trade register within eight (8) days after such determination. The par value of an ordinary share divided by the number of fractional shares as determined by the Board of Management, represents the par value of a fractional share.	The letter mark attached to ordinary shares A has lapsed.

48.2.	Every fractional share shall be in registered form.	48.2.	Every fractional share shall be in registered form.

48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.	48.3.	Without prejudice to the other provisions of this article 48, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5, 6 and 7 of this article 48.	48.4.	The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5, 6 and 7 of this article 48.

48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attached to an ordinary share A together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals the number of fractional shares which constitute an ordinary share A or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.	48.5.	A holder of one or more fractional shares may exercise the meeting and voting rights attached to an ordinary share together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals the number of fractional shares which constitute an ordinary share or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

48.6.	The (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled divided by the number of fractional shares which constitute an ordinary share A, represents the entitlement to the (interim) dividend and any other distribution of a holder of a fractional share.	48.6.	The (interim) dividend and any other distribution to which the holder of one ordinary share is entitled divided by the number of fractional shares which constitute an ordinary share, represents the entitlement to the (interim) dividend and any other distribution of a holder of a fractional share.

48.7.	Every holder of an ordinary share B is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share A is entitled.	48.7.	Every holder of an ordinary share B is entitled to one/ninth (1/9) part of the (interim) dividend and any other distribution to which the holder of one ordinary share is entitled.	.

48.8.	With respect to the holders of ordinary shares B article 35 shall apply correspondingly.	48.8.	With respect to the holders of ordinary shares B article 35 shall apply correspondingly.

48.9.	At the written request to that effect made by a holder of ordinary shares A, the Board of Management shall resolve that each ordinary share A designated in the resolution will be converted into such number of fractional shares as determined by the Board of Management in accordance with paragraph 1 of this article 48. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.	48.9.	At the written request to that effect made by a holder of ordinary shares, the Board of Management shall resolve that each ordinary share designated in the resolution will be converted into such number of fractional shares as determined by the Board of Management in accordance with paragraph 1 of this article 48. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

48.10.	Leaving aside the situation referred to in paragraph 9 of this article 48, in the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him equals the number of fractional shares which constitute an ordinary share A, the fractional shares shall by operation of law be consolidated into one ordinary share A. This shall be recorded in the shareholders’ register.	48.10.	Leaving aside the situation referred to in paragraph 9 of this article 48, in the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him equals the number of fractional shares which constitute an ordinary share, the fractional shares shall by operation of law be consolidated into one ordinary share. This shall be recorded in the shareholders’ register.

48.11.	At the written request to that effect made not later than the thirty-first day of July two thousand and thirteen by a holder of at least one/ninth (1/9) of the number of fractional shares which constitute an ordinary share A, the Board of Management shall resolve that the number of fractional shares equal to one/ninth (1/9) of the number of fractional shares which constitute an ordinary share A, will be converted into an ordinary share B. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.	48.11.	At the written request to that effect made not later than the thirty-first day of July two thousand and thirteen by a holder of at least one/ninth (1/9) of the number of fractional shares which constitute an ordinary share, the Board of Management shall resolve that the number of fractional shares equal to one/ninth (1/9) of the number of fractional shares which constitute an ordinary share, will be converted into an ordinary share B. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

	If necessary the number of ordinary shares B included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares A included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.		If necessary the number of ordinary shares B included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.

48.12.	Without prejudice to the provisions hereinbefore in this Article, the Board of Management shall resolve, at the written request to that effect by a holder of ordinary shares B, that each time nine (9) ordinary shares B will be converted and combined into one (1) ordinary share A. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.	48.12.	Without prejudice to the provisions hereinbefore in this Article, the Board of Management shall resolve, at the written request to that effect by a holder of ordinary shares B, that each time nine (9) ordinary shares B will be converted and combined into one (1) ordinary share. This shall be recorded in the shareholders’ register. The Company may charge costs for a conversion and recording as referred to hereinbefore in this paragraph to the applicant.

	If necessary the number of ordinary shares A included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares B included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.		If necessary the number of ordinary shares included in the authorized share capital shall simultaneously with the conversion referred to hereinbefore and by operation of law be increased accordingly and the nominal amount of the ordinary shares B included in the authorized share capital shall simultaneously be decreased in total with a corresponding amount. The Company shall record a change in the authorized share capital as referred to hereinbefore at the office of the trade register within eight (8) days.